UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Final Amendment)

Stonepeak-Plus Infrastructure Fund LP
(Name of Issuer)

Stonepeak-Plus Infrastructure Fund LP
(Name of Person(s) Filing Statement)

Class A-1a, Class A-1b, Class A-1c, Class F-1, Class I-1 and Class X Limited Partnership Units
(Title of Class of Securities)

LP5740SPK, LP5742SPK, LP5755SPK, LP5747SPK, LP5745SPK and LP5757SPK
(CUSIP Number of class of securities)

Adrienne Saunders
55 Hudson Yards
550 W 34th Street, 48th Floor
New York, NY 10001
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Kenneth E. Burdon
Simpson Thacher & Bartlett LLP
855 Boylston Street, 9th Floor
Boston, MA 02116

Ruoke Liu
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001

August 26, 2025
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO originally filed on August 4, 2025, as amended by Amendment No. 1 to Schedule TO filed on August 26, 2025 (as so amended, the “Schedule TO”) by Stonepeak-Plus Infrastructure Fund LP (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 447,278 of Class A-1a Units, 67,897 of Class A-1b Units, 58,198 of Class A-1c Units, 8,894 of Class F-1 Units, 11,415 of Class X Units, and 789 of Class I-1 Units (collectively, the “Units”) at a price equal to the net asset value per Class A-1a Unit, Class A-1b Unit, Class A-1c Unit, Class F-1 Unit and Class X Unit as of June 30, 2025, and the initial purchase price per Class I-1 Unit in the initial issuance of Class I-1 Units in July 2025, respectively, upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Schedule TO (the “Offer to Purchase”).

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on September 23, 2025.

2.	No Units were validly tendered prior to the expiration of the Offer. As a result, and in accordance with the terms of the Offer, no payments were made to Unitholders of the Fund.

Except as specifically provided herein, the information contained in the Schedule TO, including the Offer to Purchase and the Letter of Transmittal, remains unchanged and this Final Amendment does not modify any of the information previously reported on the Schedule TO or the Offer to Purchase and the Letter of Transmittal contained therein.

Item 12.	Exhibits.

107	Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STONEPEAK-PLUS INFRASTRUCTURE FUND LP

By:	/s/ Cyrus Gentry
Name:	Cyrus Gentry
Title:	Chief Executive Officer

Dated: September 29, 2025